Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2024 FINANCIAL RESULTS

ATHENS, Greece, August 2, 2024 (GLOBE NEWSWIRE) – Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2024.

Highlights

	Three-month periods ended June 30,
	2024	2023	Increase / (decrease)
Revenues	$97.7 million	$88.5 million	10%
Expenses	$48.3 million	$50.6 million	(5%)
Interest expense and finance cost	$31.4 million	$25.5 million	23%
Gain on sale of vessel/(Impairment of vessel)	$15.2 million	($8.0) million
Net Income	$34.2 million	$7.4 million	362%
Net Income per common unit	$0.62	$0.36	72%
Average number of vessels[1]	19.1	22.1	(14%)

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the second quarter of 2024 were $49.3 million and $5.6 million, respectively.

•	Announced common unit distribution of $0.15 for the second quarter of 2024.

•

Announced a $756.0 million investment in 10 gas carriers (“Gas Fleet”), to be delivered between the first quarter of 2026 and the third quarter of 2027. Six vessels are Dual Fuel Medium Gas Carriers (“MGCs”) and four are Liquid CO2 Handy Multi Gas Carriers (“LCO2s”). The transaction is expected to be funded with cash at hand, obtained primarily from container vessel sales and debt financing.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

•

Took delivery of the Liquified Natural Gas Carriers (“LNG/C”) Assos, the LNG/C Apostolos and the LNG/C Aktoras, under the Partnership’s agreement to acquire 11 latest generation two-stroke (MEGA) LNG/C (the “LNG/C Transaction”), which closed on December 21, 2023.

•

Refinanced the LNG/C Aristidis I releasing $54.8 million of additional liquidity, net of financing charges, and amended the financing terms of the sale and leaseback for LNG/C Aristos I and LNG/C Aristarchos.

•	Concluded the sale of five container vessels, namely the M/V Athos, the M/V Athenian, the M/V Seattle Express, the M/V Fos Express and the M/V Aristomenis, recognizing a gain of $15.2 million.

•	Announced the appointment of Brian Gallagher as Executive Vice President for Investor Relations.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“This has been another quarter of key milestones for the Partnership. First and foremost, the renaming of the Partnership as “Capital Clean Energy Carriers Corp.” (Ticker Nasdaq: CCEC)” and its conversion into a Marshall Islands corporation with high standards corporate governance, is an important step in our strategic evolution, which we announced in November 2023.

In addition, the delivery during the quarter of three latest generation LNG carriers takes our LNG fleet to 12 such vessels, with another six to come in 2026-2027. The acquisition of ten specialist gas carriers in June further cements our pivot toward one of the world’s leading platforms of gas carriage solutions with a focus on energy transition, while we continue to evaluate our divestment plans for our legacy container vessels. The current platform is well placed to grow over the next 30 months with the addition of 16 new vessels supported by a current contract backlog of more than USD 2.8 billion. The board and management look forward to building the platform further and opening the company to a broader investor base.”

Overview of Second Quarter 2024 Results

Net income for the quarter ended June 30, 2024, was $34.2 million compared with net income of $7.4 million for the second quarter of 2023. Taking into account the interest attributable to the general partner, net income per common unit for the quarter ended June 30, 2024, was $0.62 compared to net income per common unit of $0.36 for the second quarter of 2023.

Total revenue for the quarter ended June 30, 2024, was $97.7 million, compared to $88.5 million during the second quarter of 2023. The increase in revenue was primarily attributable to the revenue contributed by the newbuilding vessels acquired by the Partnership, partly offset by the sale of certain of the Partnership’s vessels.

Total expenses for the quarter ended June 30, 2024, were $48.3 million, compared to $50.6 million in the second quarter of 2023. Total vessel operating expenses during the second quarter of 2024 amounted to $20.2 million, compared to $23.5 million during the second quarter of 2023. The decrease in vessel operating expenses was mainly due to the net decrease in the average number of vessels in our fleet. Total expenses for the second quarter of 2024 also include vessel depreciation and amortization of $22.6 million, compared to $20.9 million in the second quarter of 2023. The increase in depreciation and amortization during the second quarter of 2024 was mainly attributable to the higher depreciation expense due to the change in the composition of our fleet which now includes a higher number of LNG/Cs. General and administrative expenses for the second quarter of 2024 increased to $3.3 million, compared to $2.3 million in the second quarter of 2023, mainly attributable to costs associated with the LNG/C Transaction.

Total other expense, net for the quarter ended June 30, 2024, was $30.4 million compared to $22.6 million for the second quarter of 2023. Total other expense, net includes interest expense and finance cost of $31.4 million for the second quarter of 2024, compared to $25.5 million for the second quarter of 2023. The increase in interest expense and finance cost was mainly attributable to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate compared to the second quarter of 2023.

Capitalization of the Partnership

As of June 30, 2024, total cash amounted to $101.2 million. Total cash includes restricted cash of $12.9 million, which represents the minimum liquidity requirement under our financing arrangements.

As of June 30, 2024, total partners’ capital amounted to $1,230.0 million, an increase of $55.1 million compared to $1,174.9 million as of December 31, 2023. The increase reflects net income of $68.1 million for the six months ended June 30, 2024, other comprehensive income of $0.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the amortization associated with the equity incentive plan of $3.5 million, partly offset by distributions declared and paid during the period in a total amount of $16.7 million.

As of June 30, 2024, the Partnership’s total debt was $2,596.5 million before financing fees, reflecting an increase of $808.7 million compared to $1,787.8 million as of December 31, 2023. The increase is attributable to (i) the drawdown of $190.0 million of bank debt and a drawdown of $92.6 million under the $220.0 million unsecured seller’s credit issued to the Partnership by Capital Maritime & Trading Corp. to finance a portion of the purchase price for the vessels in the LNG/C Transaction (the “Seller’s Credit”), in connection with the acquisition of the LNG/C Axios II, (ii) $240.0 million of debt financing we issued in connection with the acquisition of the LNG/C Assos, (iii) $192.0 million of bank debt and a drawdown of $2.3 million under the

Seller’s Credit for the acquisition of the LNG/C Apostolos, (iv) the $240.0 million of bank debt and a drawdown of $39.9 million under the Seller’s Credit for the acquisition of the LNG/C Aktoras and (v) the refinancing of outstanding indebtedness of $99.4 million with respect to the LNG/C Aristidis I by entering into a new $155.0 million bank facility. The increase of the Partnership’s total debt was partly offset by (i) the $9.2 million decrease as of June 30, 2024 in the U.S. Dollar equivalent of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021, (ii) scheduled principal payments for the period of $52.9 million, (iii) the early repayment in full of the facility we entered into in 2020 to partly finance the acquisition of the M/V Athos and the M/V Aristomenis in the l amount of $50.6 million due to the vessels’ sale, (iv) the early repayment in full of the facility we entered into in 2020 to refinance the then outstanding facility of the M/V Akadimos of a total amount of $38.3 million due to the vessel’s sale and (v) the repayment in full of $92.6 million of the Seller’s Credit we drew to partly finance the acquisition of LNG/C Axios II.

Operating Surplus

Operating surplus for the quarter ended June 30, 2024, amounted to $49.3 million, compared to $48.3 million for the previous quarter ended March 31, 2024. We allocated $43.6 million to the capital reserve, an increase of $4.9 million compared to the previous quarter due to the net increase in the rate of amortization of our debt. Operating surplus for the quarter ended June 30, 2024, after the quarterly allocation to the capital reserve, was $5.6 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

LNG/Cs Deliveries & LNG/C Transaction Update

On May 31, 2024, the Partnership took delivery of the LNG/C Assos. The vessel commenced a ten-year time charter with Tokyo LNG Tanker Co. Ltd. (“Tokyo Gas”). The vessel acquisition was financed with $9.3 million cash at hand and $240.0 million of a Japanese operating lease with a call option (“JOLCO”). The JOLCO amount consists of 80% debt and 20% tax equity, with escalating amortization, an eight-year term and a balloon payment of $164.4 million due in May 2032.

On June 5, 2024, the Partnership took delivery of the LNG/C Aktoras. The vessel commenced a seven-year bareboat charter with Bonny Gas Transport Limited (“BGT”), who maintain an option to extend by an additional three years. The vessel acquisition was financed with a drawdown of $39.9 million under the Seller’s Credit and a new senior secured loan facility for an amount of $240.0 million, repayable in 28 equal quarterly instalments of $3.3 million and a balloon payment of $149.0 million together with the final quarterly instalment in June 2031.

On June 28, 2024, the Partnership took delivery of the LNG/C Apostolos. The vessel commenced a charter for ten and half years with LNG Marine Transport Limited (“JERA”), who maintain an option to extend by an additional three years. The vessel acquisition was financed with $77.5 million cash at hand, a new senior secured bridge loan facility for an amount of $192.0 million and a drawdown of $2.3 million under the Seller’s Credit. The bridge facility was repaid upon the drawdown of a $240.0 million JOLCO on July 16, 2024. The JOLCO amount consists of 80% debt and 20% tax equity, with escalating amortization, an eight-year term and a balloon payment of $166.8 million due in July 2032. Since the closing of the LNG/C Transaction in December 2023, the Partnership has taken delivery of five LNG/Cs all of which are on term charters, with a remaining six LNG/Cs to be delivered between the first quarter of 2026 through the first quarter of 2027.

Our 12 LNG/C fleet in the water has a remaining revenue weighted charter duration of 7.2 years and $2.3 billion in contracted revenue.

The remaining capital expenditure commitment relating to the LNG/C Transaction as of June 30, 2024, is $1,294.9 million.

LNG/C Transaction, Deliveries as of June 30, 2024:

Vessel	Shipyard	Size (cbm)	Delivery Date	Charter Type	Charterer
Amore Mio I	Hyundai Heavy Industries Co. Ltd. (“HHI”)	174,000	December 21, 2023	Time Charter (“TC”)	Qatar Energy Trading LLC
Axios II	HHI	174,000	January 2, 2024	Bareboat Charter (“BBC”)	BGT[3]
Assos	HHI	174,000	May 31, 2024	TC	Tokyo Gas
Aktoras	Hyundai Samho Heavy Industries Co. Ltd.	174,000	June 5, 2024	BBC	BGT
Apostolos	HHI	174,000	June 28, 2024	TC	JERA

LNG/Cs Financing Updates

On May 14, 2024, the Partnership agreed an amendment to certain terms of the sale and leaseback facility for LNG/C Aristos I and the LNG/C Aristarchos that we assumed in 2021. For the LNG/C Aristos I, the outstanding amount is repayable in 66 monthly instalments of $0.5 million, together with a re-purchase obligation of $84.7 million due at the expiration of the lease in November 2029. For the LNG/C Aristarchos, the outstanding amount is repayable in 73 monthly instalments of $0.5 million, together with a re-purchase obligation of $84.7 million at the expiration of the lease in June 2030.

[3]	The BBC with BGT is expected to commence in 1Q 2025, after a 1-year, index-linked TC currently in progress.

On June 25, 2024, the Partnership agreed to refinance the facility of the LNG/C Aristidis I, by fully repaying outstanding debt of $99.4 million and drawing $155.0 million under a new bank facility. The new senior secured loan is repayable in 28 equal quarterly instalments of $1.9 million and a balloon payment of $100.8 million, together with the final quarterly instalment in June 2031.

The Seller’s Credit has been fully utilized and following the latest repayment of $92.6 million, the outstanding amount is $42.2 million.

Following the above financings, as of June 30, 2024, the weighted average margin was 1.94% over SOFR for our floating rate debt compared to 2.36% in the second quarter of 2023.

Liquid CO2 and LPG-Ammonia Carriers Acquisition

On June 3, 2024, the Partnership announced an investment in the Gas Fleet for $756.0 million with expected deliveries between the first quarter of 2026 and the third quarter of 2027. Six vessels are MGCs and four are LCO2 carriers that can also carry LPG, ammonia and other related cargoes. The transaction is a key strategic expansion with an eye to the energy transition, adding complementary gas capability to core LNG competence and including pioneering vessels in the transportation of LCO2 and low carbon ammonia. The transaction is expected to be funded using cash at hand obtained primarily from the sales of container vessels and debt financing. This is a unique opportunity undertaken by CPLP to increase its footprint into the conventional gas and energy transition gas sectors, whilst retaining the core focus on LNG.

Gas Fleet Summary

Vessel Type	Shipyard	Size (cbm)	Acquisition/ Contract Price (in US$ millions)[4]	Expected Delivery
Dual Fuel LPG MGC	Hyundai Mipo Dockyard Co. Ltd, South Korea (“Hyundai Mipo”)	45,000	78.1	Jun-26
Dual Fuel LPG MGC	Hyundai Mipo	45,000	78.1	Sep-26
Dual Fuel LPG MGC	Hyundai Mipo	45,000	78.1	Feb-27
Dual Fuel LPG MGC	Hyundai Mipo	45,000	78.1	May-27
Dual Fuel LPG MGC	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China (“CIMC SOE”)	40,000	65.3	Mar-27
Dual Fuel LPG MGC	CIMC SOE	40,000	65.3	Jul-27
LCO2/Multi Gas Carrier	Hyundai Mipo	22,000	78.2	Jan-26
LCO2/Multi Gas Carrier	Hyundai Mipo	22,000	78.2	Apr-26
LCO2/Multi Gas Carrier	Hyundai Mipo	22,000	78.2	Sep-26
LCO2/Multi Gas Carrier	Hyundai Mipo	22,000	78.2	Nov-26

TOTAL			756.0

As of June 30th, 2024 the remaining estimated capital expenditure with regards to the Gas Fleet is $681.4 million.

Preliminary Capex Schedule in USD million, as of June 30, 2024:

	2024		2025				2026				2027
In $US millions	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	TOTAL
LNG/Cs5	—	—	—	49.9	25.6	50.6	511.0	51.2	149.7	149.7	307.2	—	—	1,294.9
Gas Fleet	53.6	38.3	7.1	22.5	15.5	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9	681.4

TOTAL	53.6	38.3	7.1	72.4	41.1	72.6	585.0	156.6	272.9	197.4	396.5	46.9	35.9	1,976.3

[4]

The ship building contracts were initially entered into by Capital Maritime & Trading Corp. The acquisition/contract prices paid by CPLP correspond to the actual ship building cost for all vessels except for the ones with Expected Delivery in January 2026 and April 2026, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement dated November 13, 2024. These vessels were ordered in July 2023 and were acquired by CPLP at the same cost that the last two LCO2 / Multi Gas Carriers which were contracted in January 2024. CPLP reimbursed CMTC for a total amount of $74.7 million representing advances made to the shipyards by CMTC under certain of the ship building contracts and a profit of $11.5 million.

[5]	LNG/Cs acquisitions under the LNG/C Transaction.

Quarterly Common Unit Cash Distribution

On July 24, 2024, the Board of Directors of the Partnership declared a cash distribution of $0.15 per common unit for the first quarter of 2024 payable on August 12, 2024, to common unit holders of record on August 6, 2024.

LNG Market Update

LNG spot rates remained relatively steady from mid-January to the end of May 2024. Since then, there has been a continued improvement, as shipping availability for loadings out of the US Gulf in July dwindled, leading to an increase in spot rates. In the first week of July, spot rates for two-stroke vessels reached $90,000 per day. Additionally, term charter rates for 1–3-year periods are currently at $90,000 per day. Global LNG imports continue to be robust across most regions, with China maintaining near seasonal record levels. Notably, imports to China have begun 2024 at record levels, increasing by approximately 24% year-on-year. Meanwhile, European LNG import volumes have remained relatively high, averaging nearly 29 cargoes per week. However, lower-than-expected gas demand coupled with high inventory levels, are exerting downward pressure on LNG demand in Europe.

The LNG fleet has expanded by 10 ships in the second quarter of 2024, with a total of 20 vessels delivered so far this year. Newbuilding prices for LNG carriers remain steady, currently at $260.0 million per vessel for the basic specification. Shipyard capacity is also constrained, with no slots available for new builds in 2026 and limited availability in 2027.

Starting in 2025, LNG capacity additions are expected to accelerate. From an average of 13 million tonnes per annum (“mtpa”) during 2020-2024, the capacity additions are projected to average 48 mtpa yearly during 2025-2028, reaching a peak of 70 mtpa in 2026. This accelerated growth underscores the strong demand and strategic importance of LNG. The United States and Qatar are set to be the primary drivers of this capacity expansion. Together, they will account for approximately 60% of the total capacity additions between 2025 and 2028, with the US contributing around 40% and Qatar around 20%.

Container Market Update

The second quarter of the year saw remarkable gains, with container freight reaching the highest levels since the COVID period. The market appears driven by ongoing disruptions in the Red Sea, which has created various bottleneck effects around the world – both in ports and inland. In addition to this, there is record demand for containerized cargo, possibly fueled by shipper’s fear of even more extended disruptions and delays.

Since the beginning of the year, the Clarkson’s containership charter rate index increased by 153%, reigniting interest in a previously dull second-hand and newbuild market. Consequently, the secondhand market for a 10-year-old container 5,100 teu (charter-free) has increased by about 61% in the same period.

The strong container markets provide CPLP with optionality regarding future divestment plans given its five 5,000 TEU vessels on contract into 2025 and three 13,000 TEU units on duration well into 2030. Management will continue to evaluate closely trends and developments in this market, in order to maximize returns.

Conference Call and Webcast

Today, August 2, 2024, the Partnership will host an interactive conference call at 09:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13748234. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands limited partnership, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CPLP currently owns 20 high specification vessels, including 12 latest generation LNG carriers (LNG/Cs) and eight legacy Neo-Panamax container vessels. In addition, CPLP has agreed to acquire six additional latest generation LNG/Cs, six dual fuel medium gas carriers and four handy liquid CO2/multi gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, [the name change and Conversion], CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent LNGC and Gas Fleet vessel acquisitions on the financial condition and operations of CPLP and the LNG and container industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. CPLP-F

Contact Details:

Capital GP L.L.C

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2024	2023	2024	2023
Revenues	97,671	88,535	202,165	169,551

Expenses / (income), net:
Voyage expenses	2,161	3,940	6,018	7,782
Vessel operating expenses	17,390	20,774	36,945	37,594
Vessel operating expenses - related parties	2,836	2,690	5,959	5,212
General and administrative expenses	3,302	2,332	7,723	5,115
Vessel depreciation and amortization	22,576	20,875	46,538	40,053
Impairment of vessel	—	7,956	—	7,956
Gain on sale of vessel	(15,191)	—	(31,602)	—

Operating income, net	64,597	29,968	130,584	65,839

Other income / (expense), net:
Interest expense and finance cost	(31,422)	(25,508)	(65,465)	(49,190)
Other income, net	1,009	2,952	2,961	791

Total other expense, net	(30,413)	(22,556)	(62,504)	(48,399)

Partnership’s net income	34,184	7,412	68,080	17,440

General Partner’s interest in Partnership’s net income	215	127	428	297
Partnership’s net income allocable to unvested units	153	181	305	423
Common unit holders’ interest in Partnership’s net income	33,816	7,104	67,347	16,720
Net income per:
Common units, basic and diluted	0.62	0.36	1.23	0.85
Weighted-average units outstanding:
Common units, basic and diluted	54,887,313	19,550,988	54,851,934	19,639,212

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$88,303	$192,422
Other current assets	21,674	33,082

Total current assets	109,977	225,504

Fixed assets
Advances for vessels under construction – related party	54,000	174,400
Vessels, net and vessels under construction	3,684,549	2,632,285

Total fixed assets	3,738,549	2,806,685

Other non-current assets
Restricted cash	12,921	11,721
Other non-current assets	127,079	96,389

Total non-current assets	3,878,549	2,914,795

Total assets	$3,988,526	$3,140,299

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$126,169	$103,116
Other current liabilities	82,541	80,814

Total current liabilities	208,710	183,930

Long-term liabilities
Long-term debt, net	2,452,250	1,672,179
Other non-current liabilities	97,604	109,257

Total long-term liabilities	2,549,854	1,781,436

Total liabilities	2,758,564	1,965,366

Total partners’ capital	1,229,962	1,174,933

Total liabilities and partners’ capital	$3,988,526	$3,140,299

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods ended June 30,
	2024	2023
Net cash provided by operating activities	103,352	91,524
Net cash used in investing activities	(863,748)	(455,791)
Net cash provided by financing activities	657,477	314,072

Net decrease in cash, cash equivalents and restricted cash	(102,919)	(50,195)

Cash, cash equivalents and restricted cash at beginning of period	204,143	154,848

Cash, cash equivalents and restricted cash at end of period	$101,224	$104,653

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on Bonds, change in fair value of derivatives, gain on sale of vessels, impairment of vessel, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments. Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2024	For the three-month period ended March 31, 2024	For the three-month period ended June 30, 2023
Partnership’s net income	34,184	33,896	7,412

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives[1]	24,521	27,022	19,783
Impairment of vessel	—	—	7,956
Gain on sale of vessels	(15,191)	(16,411)
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	5,757	3,798	3,043

Operating Surplus prior to capital reserve	49,271	48,305	38,194

Capital reserve	(43,634)	(38,693)	(34,960)

Operating Surplus after capital reserve	5,637	9,612	3,234

Decrease / (increase) in recommended reserves	2,648	(1,327)	(186)

Available Cash	8,285	8,285	3,048

[6]	Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bonds exchange differences; and

•	Change in fair value of derivatives.